UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                           SEC FILE NUMBER 000-52575
CUSIP NUMBER  N/A

(Check one)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  December 31, 2008

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I -- REGISTRANT INFORMATION

Lightning Gaming, Inc.
Full name of Registrant

Former Name if Applicable

106 Chelsea Parkway
Address of Principal Executive Office (Street and Number)

Boothwyn, Pennsylvania 19061
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our Form 10-K within the prescribed time period without unreasonable effort or expense because we are still in the process of providing additional disclosure information necessary for our auditors to conclude their work in connection with the audited financial statements to be presented in the Form 10-K.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Ciunci
(Name)

(610)	494-5534
(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  SEE SCHEDULE A

Lightning Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2009	By:	/s/ Robert Ciunci Robert Ciunci Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE A

From the inception of our company on March 1, 2007 until we acquired Lightning Poker, Inc. (“LPI”) on January 29, 2008, we were a shell company with a March 31 fiscal year-end.  Therefore, in our Form 10-Q for the period from our inception through December 31, 2007, we had no meaningful results of operations to report based on our actual operations for that period.  In connection with our acquisition of LPI (the “Acquisition”), we changed our fiscal year-end to December 31 in order to conform to LPI’s fiscal year-end.

In our Form 10-K for the year ended December 31, 2008, we will account for the Acquisition as a recapitalization of LPI.  Our financial statements, which will be identified as the financial statements of Lightning Gaming, Inc. and Subsidiaries, will report a higher operating loss and net loss for the year ended December 31, 2008, compared to LPI’s $3,265,425 operating loss and $3,932,421 net loss for the prior year, which we reported in a Form 8-K amendment that we filed on April 29, 2008.  The higher losses in 2008 are due primarily to impairment charges, expenses associated with the Acquisition, securities law compliance costs in our status as an operating company, and higher depreciation expense due to our leasing of more Systems in 2008, as well as two significant, non-recurring sales that we made in 2007.